EXHIBIT 99.1



TELE NORTE CELULAR PARTICIPACOES S.A.
REPORTS FIRST QUARTER 2004 RESULTS

- EBITDA margin of 32% of net service revenues for the quarter
- Positive free cash flow of R$9 million for the quarter
- Improvement of financial ratios after the Notes Issuance


Brasilia, May 11, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its first quarter of 2004 results. The Company's client base totaled 1,021,847 for the quarter. EBITDA reached R$37.2 million in the 1Q04, representing 31.7% of net service revenues.

Operating Highlights:
--------------------------------------------------------------------------------
Customer base remained flat in the 1Q04

The Company's customer base remained fairly flat for the quarter totaling 1,021,847 users. Year-over-year, this represents an 8% increase in the client base. Net additions were a negative 6,224 for the quarter.

For the first quarter of 2004, prepaid net additions were 7,102, bringing the total prepaid base to 740,079, or 72% of the total base. The postpaid base decreased by 13,326 customers, ending the quarter with 281,768 customers, or 28% of the total base.

                               CLIENT BASE (000s)


                1Q03           2Q03           3Q03          4Q03            1Q04
Prepaid          692            682            693           733             740
Postpaid         254            265            275           295             282
Total            947            947            968         1,028           1,022
--------------------------------------------------------------------------------


Churn rates

The client base remained flat as a direct result of higher churn rates for postpaid and prepaid clients in the 1Q04. For the first quarter of 2004, the blended annualized churn rate was 38.1%. The postpaid annualized churn rate for 1Q04 reached 37.9% and the prepaid annualized churn rate for the quarter was 38.2%. The increase in churn rates can be explained by the credit profile of the clients acquired during the latter part of 2003 and, to a lesser extent, by the obligatory registration process of prepaid clients that resulted in increased disconnections.

                             CHURN RATE (annualized)


                1Q03           2Q03           3Q03          4Q03            1Q04
Postpaid         30%            38%            32%           30%            38%
Prepaid          30%            36%            36%           32%            38%
Blended          30%            36%            35%           32%            38%
--------------------------------------------------------------------------------


Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$117.2 million for the 1Q04, a decrease of R$7.3 million or 6% when compared to the previous quarter, due to a 10% decrease in total traffic associated with seasonality (6% decrease in outgoing traffic and 14% decrease in incoming traffic). However, when compared to the same quarter of last year, net service revenues have increased by 12%.

Net equipment revenues totaled R$11.3 million for the quarter, decreasing from the R$21.7 million registered in the last quarter of 2003. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.

As a result, total net revenues were R$128.5 million for the quarter, 12% lower when compared with the previous quarter but 11% higher when compared to same quarter of the previous year.

For the first quarter of the year, handset subsidies for client acquisitions were R$2.8 million, or R$30.5 per gross addition, significantly lower than the R$38.2 registered in the same period of 2003.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the first quarter of 2004 totaled R$42.3 million, fairly stable when compared to the R$41.7 million reported in the 4Q03. It should be noted that the decrease in outgoing traffic was offset by the increase in the average interconnection cost per minute during the quarter.

Selling and marketing expenses for the quarter totaled R$19.5 million, down 10% quarter-over-quarter, due to lower gross additions in the period as a result of seasonal factors. When compared to the same period last year, selling and marketing expenses as a percentage of service revenues decreased slightly to 16.7% from the 17.6% posted in the 1Q03.

Customer acquisition cost for the first quarter of 2004 decreased to R$163 from the R$176 reported in the 4Q03. This can be attributed to lower sales efforts during the first quarter as a result of seasonal factors mentioned above.

Retention costs as a percentage of net service revenues remained stable when compared to the same quarter of the previous year.

G&A expenses for the 1Q04 increased to R$10.5 million compared to the R$ 7.8 million registered in the previous quarter. This difference is primarily related to a non-recurring third party contract renegotiation that reduced the expenses registered in the last quarter of 2003. As a percentage of service revenues, G&A expenses in the 1Q04 were 9.0% compared with 9.7% posted for the previous year.

Bad debt as a percentage of net service revenues has increased to 4.2% when compared to the 2.4% reported in the same quarter of the previous year. When calculated against total net revenues, bad debt reached 3.8% during the 1Q04 compared to the 2.2% reported in the 1Q03. This increase can be explained by a delay on the collection process of past due amounts (during the last 13 days of February). It should be noted that the decrease observed in bad debt in the 4Q03 was attributed to a change in the bad debt provisioning policy as a result of an improvement in the credit profile of the Company's customer base during the year, as discussed in the 4Q03 earnings release.

                             BAD DEBT (R$ millions)


                               1Q03       2Q03     3Q03        4Q03         1Q04
% of net service revenues      2.4%       2.3%     1.9%        1.3%         4.2%
% of total net revenues        2.2%       2.0%     1.7%        1.1%         3.8%
--------------------------------------------------------------------------------


Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 1Q04 totaled 193, representing a 8% decrease when compared to the 210 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased to R$84.5 or 4% for the 1Q04 when compared to the R$87.8 registered in the 4Q03. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality. When compared to the 1Q03, the postpaid ARPU increased R$3.7, mainly due to higher outgoing minutes of use.

For the first quarter of the year, prepaid MOU reached 43, representing a 20% decrease when compared to the 54 reported in the previous quarter. As a result, prepaid ARPU decreased to R$17.3 in the 1Q04 from the R$20.3 reported in the 4Q03, representing a 14% reduction. The decrease in usage was partially offset by the 7.9% increase in the interconnection tariff, which became effective on February 9, 2004. When compared to the same quarter of 2003, the prepaid ARPU was R$1.3 lower, primarily due to lower incoming minutes of use and to free outgoing minutes offered to new customers under the Christmas campaign.

Blended ARPU for the 1Q04 decreased R$3.2 or 8%, reaching R$36.3 compared to the R$39.5 registered in the last quarter of 2003. When compared to the 1Q03, the blended ARPU increased R$1.0, as a result of the improvement in the postpaid ARPU.

                                    ARPU (R$)


                1Q03           2Q03           3Q03          4Q03            1Q04
Postpaid        80.8           84.4           81.0          87.8            84.5
Prepaid         18.6           19.2           19.6          20.3            17.3
Blended         35.3           37.2           32.0          39.5            36.3
--------------------------------------------------------------------------------

Market share estimated at 39%
--------------------------------------------------------------------------------

Market share was estimated at 39% compared to the 43% registered in the previous quarter. Gross sales share for the 1Q04 was an estimated 25%.


EBITDA margin of 31.7% of service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2004 reached R$37.2 million and 31.7%, respectively, compared to the R$28.3 million and 26.9% registered for the same quarter of the previous year.

                              EBITDA (R$ millions)


                1Q03           2Q03           3Q03          4Q03          1Q04
EBITDA          28.3           41.1           34.6          45.7          37.2
EBITDA Margin   26.9%          36.9%          30.7%         36.7%         31.7%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Depreciation and amortization

For the 1Q04, depreciation and amortization totaled R$24.0 million, which is in line with the previous quarter.


--------------------------------------------------------------------------------
Net financial expense of R$10.6 million for the quarter


                                                 R$ millions
--------------------------------------------------------------------------------
                                            4Q03                           1Q04
--------------------------------------------------------------------------------
Interest Expense (a)                       (13.9)                        (11.1)
--------------------------------------------------------------------------------
Interest Income (b)                          1.9                           4.2
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)             2.4                          (3.8)
--------------------------------------------------------------------------------
Net Financial Income (Expense)              (9.7)                        (10.6)
--------------------------------------------------------------------------------
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.
--------------------------------------------------------------------------------

          DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

                                                                 R$ millions
--------------------------------------------------------------------------------
                                                            4Q03          1Q04
--------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency      (1.1)        (9.0)
--------------------------------------------------------------------------------
Gain (loss) on hedging operations                            (6.1)        (1.7)
-----------------------------------------------------------------------------
Sub-total                                                    (7.2)       (10.7)
--------------------------------------------------------------------------------
Expense related to debt denominated in Reais                 (2.5)        (2.0)
--------------------------------------------------------------------------------
Financial expense (debt related)                             (9.7)       (12.8)
--------------------------------------------------------------------------------
Net financial expense (not related to debt)**                (0.9)        (1.0)
--------------------------------------------------------------------------------
Sub-total                                                   (10.6)       (13.7)
--------------------------------------------------------------------------------
Interest income - cash from investing activities               0.9          3.1
--------------------------------------------------------------------------------
Net Financial Income (Expense)                               (9.7)       (10.6)
--------------------------------------------------------------------------------
*  Net of PIS/COFINS on interest income.
** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net income of R$1.3 million for the quarter
--------------------------------------------------------------------------------

The net income for the 1Q04 totaled R$1.3 million, or R$0.197 per ADS (R$0.004 per thousand shares).
--------------------------------------------------------------------------------

Net debt of R$238 million

As of March 31, 2004, the Company's indebtedness was partially offset by cash and cash equivalents (R$96.2 million) but was impacted by accounts payable from hedging operations (R$4.8 million), resulting in net debt of R$237.8 million.

                             NET DEBT (R$ millions)


                1Q03           2Q03           3Q03          4Q03            1Q04
                301            289            286           243             238

--------------------------------------------------------------------------------


Total debt of R$329 million for the quarter

Total debt was R$329.1 million, with 82% denominated in foreign currencies (72% denominated in U.S. Dollars and 10% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 53% was hedged.

Investments totaled R$17 million for the quarter
--------------------------------------------------------------------------------

During the first quarter of 2004, Amazonia Celular's capital expenditures were R$16.8 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

                                 CAPEX breakdown

     CAPEX (R$ millions)         1Q03     2Q03      3Q03      4Q03      1Q04
--------------------------------------------------------------------------------
Network                           0.5      3.0       3.6       7.1      14.1
--------------------------------------------------------------------------------
IS/IT                             4.0      1.5       1.7       2.6       2.5
--------------------------------------------------------------------------------
Others                            0.4      0.5       0.4       0.8       0.2
--------------------------------------------------------------------------------
T O T A L                         4.9      5.0       5.7      10.5      16.8
--------------------------------------------------------------------------------


Debt payment schedule
--------------------------------------------------------------------------------

         Year              R$ millions          % denominated in
                                                foreign currency
  ------------------------------------------------------------------
   2004                         123.5                    80%
  ------------------------------------------------------------------
   2005                          87.6                    62%
  ------------------------------------------------------------------
   2006                           1.6                   100%
  ------------------------------------------------------------------
   2007                           0.1                   100%
   -----------------------------------------------------------------
   2008                            --                     --
   -----------------------------------------------------------------
   2009                         116.3                   100%
   -----------------------------------------------------------------
   Total                        329.1                    82%
   -----------------------------------------------------------------


Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$9.4 million. It should be noted that Amazonia Celular acquired additional frequency for R$9.1 million during the quarter, and that excluding this acquisition, free cash flow would have been R$19 million higher when compared to the same quarter of the previous year.

Financial ratios
--------------------------------------------------------------------------------

                      Ratios          1Q03     2Q03     3Q03     4Q03    1Q04
   -----------------------------------------------------------------------------
   Net Debt/EBITDA (1) =              2.28     2.01     1.83     1.62   1.50
   -----------------------------------------------------------------------------
   Net Debt/Total Assets =             40%      43%      41%      38%    33%
   -----------------------------------------------------------------------------
   Interest Coverage Ratio (1)  =      3.3      3.7      4.0      4.9    6.5
   -----------------------------------------------------------------------------
   Current Liquidity Ratio =           0.7      0.6      0.7      0.6    1.1
   -----------------------------------------------------------------------------
   1) Last twelve months
--------------------------------------------------------------------------------


Notes issuance
--------------------------------------------------------------------------------

The subsidiary of Tele Norte Celular Participacoes S.A., Amazonia Celular S.A., issued unsecured senior notes units with Telemig Celular S.A. in the amount of US$120 million on January 20, 2003. The Amazonia Celular S.A. notes and the Telemig Celular S.A. notes may only be transferred as part of notes units and will not trade separately.

The aggregate principal amount of the notes units consists of US$40 million notes issued by Amazonia Celular S.A and US$80 million notes issued by Telemig Celular S.A. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. More detailed information about the notes follows:

         - Coupon: 8.750% per year (semi-annually in arrears)
         - Issue price: 99.504%
         - Yield to maturity: 8.875% per year
         - Maturity: 2009

Technological migration
--------------------------------------------------------------------------------

Tele Norte Celular Participacoes S.A.'s and Amazonia Celular S.A.'s Board of Directors approved GSM as the standard for the technological migration of the operating company's network (at meetings held on February 4 and 5, 2004) and the budget for 2004, which includes the capital expenditures related to the technological overlay (at meetings held on March 22, 2004).

Amazonia Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$110 million and R$140 million, most of which will be incurred during the first 12 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.

Dividend Payment
--------------------------------------------------------------------------------

The Company held its Annual Shareholders Meeting on April 14, 2004, where it approved the payment of dividends regarding fiscal year 2003, in the amount of R$1.036700 per ADS (R$0.020734 per thousand preferred shares). Payment began on May 03, 2004. No deliberation was made with regard to common shares.
--------------------------------------------------------------------------------

Disclosure

Tele Norte Celular is one of the 12 companies running for the "Public Company Award", sponsored by the national chapter of APIMEC (Brazilian Association of Investment Analysts). This is one of the most prestigious awards for public companies in Brazil which reflects a commitment to disclosure, availability and quality of information provided by the companies to the market.


Outlook
--------------------------------------------------------------------------------

For the second quarter of 2004, Amazonia Celular expects to slightly improve its gross sales share as compared to the first quarter of the year. Net additions are expected to come primarily from prepaid customers. ARPUs for both postpaid and prepaid users should increase slightly as traffic is expected to recover in the second quarter. Bad debt, as a percentage of net service revenues, is expected to be approximately 3.0% to 4.0% for the second quarter of the year.

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 19-20% by year-end from the current level of 16%.


                               *******************
For additional information please contact:

    Tele Norte Celular Participacoes S.A.            The Global Consulting Group
                   IR Team                                  Isabel Vieira
             ri@telepart.com.br                           ivieira@hfgcg.com
      Phone: 55 (61) 429-5616/5617/5673                Phone: 1 (646) 284-9432
            Fax: 55 (61) 429-5626                       Fax: 1 (646) 284-9494


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                OPERATIONAL DATA

                                                                  2003                                       2004           Var.%
-----------------------------------------------------------------------------------------------------------------------------------
                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter    YTD     1st Quarter   (1Q04/4Q03)
-----------------------------------------------------------------------------------------------------------------------------------

Licensed Pops (in millions)                16.4           16.4            16.4          16.4        16.4           16.4        0.1%
-----------------------------------------------------------------------------------------------------------------------------------
Clients                                 946,765        947,173         967,889     1,028,071   1,028,071      1,021,847       -0.6%
  Postpaid                              254,273        265,495         275,276       295,094     295,094        281,768       -0.4%
  Prepaid                               692,492        681,678         692,613       732,977     732,977        740,079        1.0%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                   77             74              68            68          71             59      -13.3%
  Prepaid                                    44             42              41            41          42             33      -19.8%
MOU Outgoing
  Postpaid                                  126            128             131           142         132            134       -5.6%
  Prepaid                                     9              9              11            12          10             10      -19.2%
-----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
 (Million of Minutes)                     114.4          118.5           128.9         146.2       508.0          138.0       -5.6%
Total Incoming Traffic
  (Million of Minutes)                    150.2          144.1           139.6         144.9       578.8          124.0      -14.4%
-----------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (R$)       35.3           37.1            37.0          39.5        37.2           36.3       -8.2%
  Postpaid                                 80.8           84.4            81.0          87.8        83.2           84.5       -3.8%
  Prepaid                                  18.6           19.2            19.6          20.3        19.4           17.3      -14.4%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                            20,233         21,274          21,195        22,771      85,473         21,235       -6.7%
  Outgoing Traffic                       31,738         33,842          35,980        44,247     145,806         47,089        6.4%
  Incoming Traffic                       47,981         50,037          48,239        50,345     196,602         45,185      -10.2%
  Other                                   5,081          6,327           7,445         7,167      26,019          3,685      -48.6%
-----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                 105,032        111,479         112,858       124,530     453,900        117,195       -5.9%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)
  Leased lines                            4,825          4,434           5,067         4,582      18,908          4,942        7.8%
  Interconnection                        15,207         17,102          20,414        23,382      76,105         24,797        6.0%
  Rent and network maintenance            5,029          3,993           4,206         4,758      17,986          5,307       11.5%
  FISTEL and other taxes                  4,187          4,062           4,626         5,827      18,703          4,364      -25.1%
  Other                                   3,095          3,273           2,880         3,101      12,349          2,859       -7.8%
-----------------------------------------------------------------------------------------------------------------------------------
  TOTAL                                  32,343         32,864          37,193        41,650     144,050         42,269        1.5%
-----------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                   30.4%          36.3%           34.6%         31.6%       33.2%          38.1%      6.5p.p
  Postpaid                                30.3%          37.9%           31.6%         30.2%       32.4%          37.9%      7.7p.p
  Prepaid                                 30.4%          35.7%           35.7%         32.2%       33.5%          38.2%      6.0p.p
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                    151            191             161           176         171            163       -7.2%
Retention Costs (% of net serv. revenues)  9.6%          13.8%           11.0%          8.0%       10.5%           9.6%      1.6p.p
CAPEX (R$ millions)                         4.9            5.0             5.7          10.5        26.1           16.8       59.1%
-----------------------------------------------------------------------------------------------------------------------------------
Number of locations served                  158            165             186           203         203            209        3.0%
Number of cell sites                        398            399             400           401         401            412        2.7%
Number of switches                           11             11              11            11          11             11        0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Headcount                                   852            816             784           806         806            909       12.8%
Market Share                                52%            49%             46%           43%         43%            39%     -4.7p.p
-----------------------------------------------------------------------------------------------------------------------------------

                           INCOME STATEMENT (BR GAAP)



                                                                  2003                                       2004       (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter    YTD     1st Quarter    Var. %
                                                                                                                       (1Q04/4Q03)
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                134,616        143,007         148,183       168,500     594,306        165,155     -2.0%
Equipment Revenues - GROSS               14,664         21,607          24,141        28,372      88,784         16,251    -42.7%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                  149,280        164,614         172,324       196,872     683,090        181,406     -7.9%
Taxes                                   (33,093)       (36,972)        (41,063)      (50,637)   (161,765)       (52,876)     4.4%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues - NET                  105,032        111,479         112,859       124,530     453,900        117,188     -5.9%
Equipment Revenues - NET                 11,155         16,163          18,402        21,705      67,425         11,342    -47.7%
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                    116,187        127,642         131,261       146,235     521,325        128,530    -12.1%
-----------------------------------------------------------------------------------------------------------------------------------
Cost of Services                         32,343         32,864          37,193        41,650     144,050         42,269      1.5%
Cost of Equipment                        14,110         20,640          20,317        27,758      82,825         14,142    -49.1%
Selling & Marketing Expenses             18,444         25,874          25,537        21,790      91,645         19,527    -10.4%
Bad Debt Expense                          2,562          2,572           2,230         1,620       8,984          4,875    200.9%
General & Administrative Expenses        20,453          4,543          11,358         7,751      44,105         10,532     35.9%
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA                                   28,275         41,149          34,626        45,666     149,716         37,185    -18.6%
  %                                       26.9%          36.9%           30.7%         36.7%       33.0%          31.7%     -4.9p.p.
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization              27,400         24,704          23,405        23,642     99,151        24,023        1.6%
Interest Expense (1)                     18,335         68,518           9,995        13,925    110,773        11,060      -20.6%
Interest Income                          (5,663)       (2,923)          (2,776)       (1,867)   (13,229)       (4,230)     126.6%
Foreign Exchange Loss                   (15,724)      (41,745)           4,644        (2,382)   (55,207)        3,770     -258.3%
Others                                      913          (188)             948         2,304      3,977         1,108      -51.9%
Income Taxes                                655        (4,040)          (1,767)        3,433     (1,719)         (369)    -110.7%
Minority Interests                          415          (801)              38         2,542      2,194           501      -80.3%
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                1,944        (2,376)             139         4,069       3,776        1,322      -67.5%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)         335,084,155    335,084,155     335,084,155   335,084,155 335,084,155   335,084,155       0.0%
Earnings per thousands shares (R$)        0.006        (0.007)           0.000         0.012       0.011         0.004     -67.5
Earnings per ADS (R$)                     0.290        (0.355)           0.021         0.607       0.563         0.197     -67.5%
-----------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 1Q03 - R$11,356 thousand, 2Q03 - R$7,808 thousand; 3Q03 - R$5.541 thousand; 4Q03 -  R$5,961 thousand; and
1Q04 - R$4,917 thousand.


                                               BALANCE SHEET (BR GAAP)


                                                                                               (in R$ 000)
----------------------------------------------------------------------------------------------------------
                              1Q04            4Q03                                    1Q04            4Q03
----------------------------------------------------------------------------------------------------------
Current Assets                                         Current Liabilities
Cash & cash equivalents      88,162           8,084    Loans & Financing            136,305        165,556
Accounts Receivable          88,746          95,415    Loan Interest                  5,074          1,856
Taxes Receivable             32,029          32,679    Suppliers                     47,063         55,356
Other Assets                 33,929          25,264    Taxes Payable                 10,364          9,784
                         --------------------------
                            242,866         161,442    Dividends                      8,637          8,636
                                                       Other Current Liabilities     16,208         17,615
                                                                                   -----------------------
                                                                                    223,650        258,803

Long-term Assets             74,563          74,793

                                                        Loans & Financing           192,815         88,496

Deferred Assets                  --              --

                                                        Other Long-term Liabilities  13,795          9,623

Plant & Equipment
Cost                        823,564         778,989     Minority Interest            58,548         58,052
Accum Depreciation         (423,637)       (373,023)
                          -------------------------
                            399,927         405,966     Shareholders' Equity        228,548        227,227

----------------------------------------------------------------------------------------------------------
                            717,356         642,201                                 717,356        642,201
----------------------------------------------------------------------------------------------------------



                             DEBT POSITION (BR GAAP)

                                                                    (in R$ 000)
-------------------------------------------------------------------------------
                                               1Q04
    Debt                -------------------------------------------------------
                           R$        US$     Currency Basket       Total
                                                Index
-------------------------------------------------------------------------------

Short term               32,973      85,200     18,132            136,305

Long Term                24,730     152,975     15,110            192,815

-------------------------------------------------------------------------------
Total                    57,703     238,175     33,242            329,120
-------------------------------------------------------------------------------

                               CASH FLOW (BR GAAP)


                                                                    (in R$ 000)
-------------------------------------------------------------------------------
                                                                1Q04      YTD
-------------------------------------------------------------------------------
Operating Activities:
-------------------------------------------------------------------------------
Net income                                                      1,322     1,322

Adjustments to reconcile net income (loss)
to net cash provided by operating cash activities
  Depreciation and amortization                                24,023     24,023
  Monetary variation and foreign exchange loss (principal)      4,363      4,363
  Unrealized income on hedging operations                        (293)     (293)
  Deferred income taxes and social charges                     (2,322)   (2,322)
  Minority interest                                               501       501
  Other                                                           (53)      (53)
  Changes in operating assets and liabilities                  (1,412)   (1,412)
                                                             -------------------
 Net cash provided by operating activities                     26,129     26,129
--------------------------------------------------------------------------------
Investing Activities:
--------------------------------------------------------------------------------
  Proceeds from sale of property, plant and equipment
  Capital expenditures                                            --         --
                                                              ------------------
  Net cash used in investing activities                        (16,752) (16,752)
--------------------------------------------------------------------------------
Financing Activities:
--------------------------------------------------------------------------------
  New loans                                                     113,559 113,559
  Amortization of loans                                         (42,854)(42,854)
  Payment of dividends and interest on capital                       (4)     (4)
                                                              ------------------
Net cash used in financing activities                            70,701   70,701
--------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                        80,078   80,078
--------------------------------------------------------------------------------
Cash and cash equivalents, begining of the period                 8,084    8,084
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                     88,162   88,162
--------------------------------------------------------------------------------

                           GLOSSARY OF KEY INDICATORS

I) Average Customers
a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2
b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)
a) Churn % quarterly

                 Sum of deactivations/Sum of average
                 monthly opening customers for the 3 months
                 ------------------------------------------
                                      3                      x 12
b) Churn % - year to date

             YTD deactivations/Sum of avg monthly opening customers
                        since beginning of the year                 x 12
             ------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)
                       Number of total billable minutes for the period/
                               Average customers for the period
                       ------------------------------------------------
                               Number of months in the periods

IV) ARPU - Average Revenue per User
                               Net service revenues for the period
                                 (excluding roaming-in revenues)
                               -----------------------------------
                                 Average customers for the period

V) Customer Acquisition Cost
            (Sum of Marketing salaries, Selling salaries, Consulting (Sales and
             Marketing), Commissions, Handsets subsidies, Advertising and promotions, FISTEL tax (activation tax), less Activation fee for the period)
            -------------------------------------------------------------------
                        Number of gross activations in the period

VI) Free Cash Flow
             Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
              -      Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation
              Working Capital Variation = (Current Assets -
              Cash & Cash Equivalents) - (Current Liabilities -
              Short Term Loans and Financing - Loan Interest -
              Dividends)

VIII) Interest Coverage Ratio
                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio
         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA
             EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

*Does not include profit sharing.